Exhibit 99.2

Thursday, March 3, 2022

Dear Fellow Shareholders,

Reflecting on what has been a transformative time for Immunocore, I am extremely pleased with all we have been able to achieve over the last three years, culminating in the FDA approval of our lead product KIMMTRAK® (tebentafusp-tebn) for the treatment of metastatic uveal melanoma (mUM). This was a significant milestone for patients, and for Immunocore, and I am grateful for the dedication and commitment of our employees and healthcare partners.

But most importantly, I would like to thank the patients and their families who have participated in Immunocore clinical trials. KIMMTRAK’s U.S. approval is an historic moment for the hundreds of people diagnosed with uveal melanoma every year, for whom the prognosis has been very poor.

U.S. approval was only the first step for Immunocore and for patients.  We plan to pursue regulatory approvals in Europe and beyond. One month after FDA approval, we announced the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) had adopted a positive opinion recommending KIMMTRAK® (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable mUM.  The CHMP opinion will now be reviewed by the EMA, which will provide a final decision on Immunocore’s Marketing Authorisation Application in the coming weeks.  Additional marketing authorization applications are under review in the United Kingdom, Canada, and Australia. Our goal is to obtain regulatory approval outside the U.S. and make KIMMTRAK available to more patients in 2022.

We will continue the commercial roll‐out of KIMMTRAK, striving to ensure that those who need treatment, and are eligible, have access to it.

We are not stopping there. To date, we have dosed over 700 patients with our ImmTAC platform in melanoma and other solid tumors and look forward to helping even more patients going forward.

Establishing a platform for growth
During 2021, we also made progress with two other off-the shelf bispecific t-cell engager candidates in oncology:

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We reported clinical activity for our MAGE‐A4 program at the 2021 ESMO IO conference. Our candidate (IMC‐C102C) demonstrated initial signs of clinical activity with confirmed durable responses in ovarian cancer and a confirmed durable response in head and neck squamous cell carcinomas (HNSCC), with a manageable safety profile. We have initiated an expansion arm in ovarian cancer, while we continue to signal search and explore optimal dosing in multiple solid tumors.

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We continued to progress our third clinical stage candidate, IMC‐F106C, an ImmTAC molecule targeting a PRAME antigen, in a first‐in‐human, Phase 1/2 trial. PRAME is overexpressed in many solid tumors, including non small cell lung cancer, small cell lung cancer, and endometrial, ovarian, melanoma and breast cancers. At year-end of 2021, we have enrolled 39 patients into the dose escalation study and we plan to report initial Phase 1 data in the third quarter of 2022.

Our validated platform opens doors to many possibilities for Immunocore

KIMMTRAK’s U.S. approval provides an important validation of our ImmTAX platform and offers opportunities for the development of further ground‐breaking discoveries in cancer and other diseases with high unmet need.

We continue to advance our T-cell engager candidates for infectious diseases, specifically Hepatitis B Virus (HBV) and Human Immunodeficiency Virus (HIV). We believe our approach has the potential of providing a functional cure in these chronic viral illnesses by redirecting non-exhausted T cells to attack the viral reservoir. Our clinical trial application for the HIV program was accepted in December 2021, and we aim to dose the first patient in the second quarter of 2022.

Looking ahead

We go into 2022 with energy and optimism that we can build on the amazing progress we have already made. Financially, we are in a strong position. In February 2021, we raised approximately $300 million in our upsized initial public offering, along with a concurrent private placement. These capital increases brought us new and engaged investors and have strengthened our balance sheet, providing us with sufficient resources to fund the commercial roll‐out of KIMMTRAK and continue the development of our extended pipeline of ImmTAX candidates.

Thank you for your commitment

Since I joined Immunocore as CEO in 2019, the team has identified clear goals for Immunocore and delivered on these goals successfully. This consistency and drive to execute our strategy will, I believe, continue to serve the Company, and our patients who are at the heart of what we do, well. We have made extraordinary progress, and to have achieved this much in the midst of the greatest public health crisis in a century, is a testament to the dedication of everyone here at Immunocore.  With our entrepreneurial, diverse and performance-driven culture, we did not miss a beat and continually demonstrated our commitment to patients during this unprecedented time.

I am proud of each and every employee and I extend my sincere gratitude to our staff, our partners, my fellow shareholders and all those who have helped us on our mission to pioneer the development of an exciting new class of TCR therapeutics on behalf of patients.

With warm regards,

Bahija Jallal, Ph.D.
Chief Executive Officer